Exhibit 99.8

March 27, 2017

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2016 of Osisko Gold Royalties Ltd of our report dated March 15, 2017, relating to the consolidated financial statements, which appears in the Exhibit to this Annual Report on Form 40-F.

/s/ _ PricewaterhouseCoopers LLP  1

Montreal, Quebec, Canada

_____________________________
1 CPA auditor, CA, public accountancy permit No. A122718

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

"PwC" refers to PricewaterhouseCoopers LLP / s.r.l. / s.e.n.c.r.l., an Ontario limited liability partnership.